FILED PURSUANT TO RULE 424(B)(2)
REGISTRATION NO: 333-161712

CUSIP: 86802W AB4	November 19, 2010
PRICING SUPPLEMENT NO. 2
(To Prospectus dated September 3, 2009, Prospectus Supplement dated September 10, 2010, Product Supplement No. CCN-2 dated October 7, 2010 and Index Supplement No. 1 dated September 13, 2010)

SunTrust Banks, Inc.

$1,514,000

Contingent Coupon Notes Linked to the S&P 500® Index due December 17, 2013

•	Approximately 3 year maturity
•	Return of principal if held to maturity, subject to the credit risk of SunTrust Banks, Inc.
•	Interest payments linked to the S&P 500® Index (“SPX” or the “Reference Asset”)
•

Annual interest payments based on the following variable coupon rates if the closing level of the SPX on the applicable annual observation date is greater than or equal to the initial level of the SPX.

-    Year 1: 3.75%

-    Year 2: 3.75%

-    Year 3: 3.75%

The Contingent Coupon Notes Linked to the S&P 500® Index due December 17, 2013 (the “notes” or, each a “note”) are senior, unsecured obligations of SunTrust Banks, Inc. (“SunTrust”). The notes are not deposit liabilities or other obligations of SunTrust Bank or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and are subject to investment risks, including possible loss of the principal amount invested due to the credit risk of SunTrust Banks, Inc.

Key Dates

Trade Date:	November 19, 2010
Pricing Date:	November 19, 2010
Settlement Date:	November 24, 2010
Maturity Date:	December 17, 2013*

*  Subject to postponement in the event of a market disruption event or certain other circumstances as described in the accompanying product supplement no. CCN-2.

If the closing level of the SPX on any observation date equals or exceeds the initial level of the SPX, then on the immediately following interest payment date, you will receive an interest payment equal to the applicable variable coupon rate multiplied by the outstanding principal amount of your notes. On the maturity date, you will receive the outstanding principal amount of your notes, plus the final interest payment if the closing level of the SPX on the final observation date equals or exceeds the initial level of the SPX.

The notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying index supplement no. 1, prospectus, prospectus supplement or product supplement no. CCN-2. Any representation to the contrary is a criminal offense. We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), one of our affiliates, as the agent for the sale of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Investment in the notes involves certain risks. You should refer to the section entitled “Risk Factors” in this pricing supplement and in each of the accompanying prospectus supplement, product supplement no. CCN-2 and index supplement no. 1.

	Original Offering Price	Agent Discount(1)	Proceeds to SunTrust
Per Note	100.00%	1.00%	99.00%
Total	$1,514,000	$15,140	$1,498,860

(1) In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs totaled approximately $22.00 per $1,000 note. See “Plan of Distribution” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement for further information.

SunTrust Robinson Humphrey

November 19, 2010

WHO ARE THE NOTES DESIGNED FOR?

The notes are designed for investors who believe that the closing level of the SPX on each observation date will be higher than or equal to the initial level of the SPX. Investors in the notes should be willing to forego interest payments on any or all interest payment dates if the closing level of the SPX on any observation date is less than the initial level of the SPX. If you hold your notes to the maturity date, you will receive the principal amount of your notes.

INVESTOR SUITABILITY

    The notes may be suitable for you if:

•	You seek a potential return greater than that of conventional debt securities with comparable maturities issued by SunTrust or another issuer with a similar credit rating.
•	You believe that the SPX will increase, but understand that your return will not be greater than the applicable variable coupon rate.
•	You are willing to forego interest payments on any or all interest payment dates, if the closing level of the SPX on the related observation date is less than the initial level of the SPX.
•	You are willing to forego dividends or other distributions paid to holders of stocks comprising the SPX.
•	You do not seek an investment for which there is an active secondary market.
•	You are willing to hold the notes to maturity.
•	You are comfortable with the creditworthiness of SunTrust Banks, Inc., as issuer of the notes, and are willing and able to assume our credit risk.

    The notes may not be suitable for you if:

•	You prefer the lower risk of fixed income investments.
•	You prefer to invest in the SPX outright without any upside limitations.
•	You are unwilling to forego interest payments on any interest payment dates.
•	You prefer to receive the dividends or other distributions paid on stocks comprising the SPX.
•	You seek an investment for which there will be an active secondary market.
•	You are unable or unwilling to hold the notes to maturity.
•	You are not willing or are unable to assume the credit risk associated with SunTrust, as issuer of the notes.

The suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your financial, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully “Risk Factors” in this pricing supplement and the accompanying index supplement no. 1, product supplement no. CCN-2 and prospectus supplement for a description of certain risks related to an investment in the notes.

PAYOFF EXAMPLE

The table below shows two hypothetical examples illustrating the interest payments per $1,000 principal amount note assuming an initial level of the Reference Asset equal to 1,199.73, a variable coupon rate equal to 3.75% and the hypothetical closing levels noted below. At maturity, you will receive the principal amount of your note in addition to the final interest payment (if any).

Initial Level	1,199.73

		Example 1		Example 2
Observation Date	Variable Coupon Rate	Closing Level	Interest Payment	Closing Level	Interest Payment
2011	3.75%	1,000	$0.00	1,200	$37.50
2012	3.75%	1,050	$0.00	1,320	$37.50
2013	3.75%	1,200	$37.50	1,410	$37.50

*Additional illustrative examples herein.

TERMS OF THE NOTES

The notes will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement, product supplement no. CCN-2, and index supplement no. 1.

This pricing supplement relates to an offering of notes linked to the performance of the S&P 500® Index. We refer to the S&P 500® Index in this pricing supplement as the “Reference Asset” or the “SPX”. The purchaser of a note will acquire a senior, unsecured debt security of SunTrust Banks, Inc. linked to the Reference Asset as described below. The following are key terms relating to the notes:

Issuer:	SunTrust Banks, Inc.

Principal Amount:	$1,000 per note

Term:	Approximately 3 years (the maturity date is December 17, 2013, just over 3 years from the settlement date)

Reference Asset:	The S&P 500® Index (Ticker: SPX)

Trade Date:	November 19, 2010

Pricing Date:	November 19, 2010

Settlement Date:	November 24, 2010

Maturity Date:	December 17, 2013. The maturity date is subject to postponement as described under “Additional Terms of the Notes” in the accompanying product supplement no. CCN-2.

Payment at Maturity:	On the maturity date, for each note, we will pay you the outstanding principal amount of your note plus the final interest payment (if any).

Initial Level:	1,199.73, which was the closing level of the SPX on the pricing date.

Closing Level:

With respect to any annual observation date and the pricing date, the closing level of the Reference Asset on such date as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page “SPX<Index>”, or on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Interest Payments:

During Years 1 through 3, if the closing level of the Reference Asset on any annual observation date is greater than or equal to the initial level of the Reference Asset, on the immediately following interest payment date, for each note, we will pay you an interest payment equal to the outstanding principal amount of your note multiplied by the applicable variable coupon rate of 3.75%.

If the closing level of the Reference Asset on any annual observation date is less than the initial level of the Reference Asset, on the immediately following interest payment date, you will not receive any interest payment with respect to your notes.

The observation dates, interest payment dates and variable coupon rates for the notes are set forth in the following table:

	Observation Dates	Interest Payment Dates	Variable Coupon Rates
	December 12, 2011	December 15, 2011	3.75%
	December 12, 2012	December 17, 2012	3.75%
	December 12, 2013	December 17, 2013	3.75%

If any observation date is not a business day (as defined in the prospectus supplement), the closing level of the Reference Asset on the immediately following business day shall be used. Observation dates and the related interest payment dates are subject to postponement due to market disruption events as described under “Additional Terms of the Notes” in the accompanying product supplement no. CCN-2. If any interest payment date is not a business day, any interest payable on the notes with respect to such interest payment date will be paid on the immediately following business day.

Form of notes:	Book-Entry

CUSIP:	86802W AB4

Calculation Agent:	SunTrust Bank, our affiliate.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Agent:	SunTrust Robinson Humphrey, Inc., our affiliate.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning the levels of the Reference Asset on each observation date. We cannot predict the closing level of the Reference Asset on any observation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset or return on the notes. Your return on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by SunTrust. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The tables below illustrate the payments on a $1,000 investment in the notes based on a hypothetical performance of the Reference Asset on the three observation dates. The following examples illustrate hypothetical scenarios in which holders of the notes may or may not receive interest payments during the term of the notes. The results in the examples are based solely on the assumptions outlined below. The payments shown in the examples assume that the notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals.

Example 1: The closing level of the Reference Asset does not equal or exceed the initial level of the Reference Asset on any observation date during the term of the notes

• Principal Amount:	$1,000
• Initial Level:	1,199.73
• Variable Coupon Rate:	3.75% for each interest payment date

Observation Date	Closing Level of the Reference Asset	Variable Coupon Rate	Interest Payment
2011	1,050	3.75%	$0.00
2012	1,003	3.75%	$0.00
2013	1,080	3.75%	$0.00

In this hypothetical example, the closing level of the Reference Asset did not equal or exceed the initial level of the Reference Asset on any observation date, so no interest payments are made on the notes.

Example 2: The closing level of the Reference Asset equals or exceeds the initial level of the Reference Asset on two observation dates during the term of the notes

• Principal Amount:	$1,000
• Initial Level:	1,199.73
• Variable Coupon Rate:	3.75% for each interest payment date

Observation Date	Closing Level of the Reference Asset	Variable Coupon Rate	Interest Payment
2011	1,225	3.75%	$37.50
2012	1,089	3.75%	$0.00
2013	1,350	3.75%	$37.50

In this hypothetical example, the closing level of the Reference Asset was equal to or exceeded the initial level of the Reference Asset on two observation dates, so interest payments are made on the notes on some of the interest payment dates.

Example 3: The closing level of the Reference Asset exceeds the initial level of the Reference Asset on each observation date during the term of the notes

• Principal Amount:	$1,000
• Initial Level:	1,199.73
• Variable Coupon Rate:	3.75% for each interest payment date

Observation Date	Closing Level of the Reference Asset	Variable Coupon Rate	Interest Payment
2011	1,200	3.75%	$37.50
2012	1,325	3.75%	$37.50
2013	1,450	3.75%	$37.50

In this hypothetical example, the closing level of the Reference Asset exceeded the initial level of the Reference Asset on each observation date, so on each interest payment date an interest payment was made on the notes.

RISK FACTORS

We urge you to read the sections entitled “Risk Factors” in each of the accompanying product supplement no. CCN-2, prospectus supplement and index supplement no. 1. Investing in the notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset or the Reference Asset itself. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying index supplement no. 1, product supplement no. CCN-2, prospectus supplement and prospectus. The notes will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Credit risk of SunTrust Banks, Inc.

The notes are senior, unsecured debt obligations of the issuer, SunTrust Banks, Inc., and are not, either directly or indirectly, an obligation of any third party. The notes are not deposits or other obligations of SunTrust Bank or any other bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Any payment to be made on the notes, including the return of principal at maturity, depends on the ability of SunTrust Banks, Inc. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of SunTrust Banks, Inc. (including any downgrade in our credit rating) may affect the market value of the notes and, in the event that SunTrust Banks, Inc. defaults on its obligations, you may not receive the amounts owed to you under the terms of the notes.

Your potential return on the notes at maturity is limited and may not reflect the full performance of the Reference Asset.

Your payment at maturity per note will not be greater than the principal amount of your notes plus the final interest payment (if any), even if the increase in the level of the Reference Asset is significantly greater than the applicable variable coupon rate. In such circumstances, your return on the notes may be less than the return you would have received if you had invested directly in the Reference Asset.

You may not receive periodic interest payments.

As a holder of the notes, you will not receive periodic interest payments on any interest payment date if the closing level of the Reference Asset on the immediately preceding observation date was less than the initial level of the Reference Asset.

The level of the SPX will be measured only on the observation dates. Even if the closing level of the SPX exceeds the initial level prior to or after one or more observation dates, you may not receive any interest payments.

The closing level of the SPX will be measured only once in each calendar year on the relevant annual observation date. Even if the level of the SPX exceeds the initial level of the SPX for an extended period of time prior to or after an observation date, if the closing level of the SPX on an observation date does not equal or exceed the initial level of the SPX, no interest payment will be payable in respect of your notes on the immediately following interest payment date.

In addition, the closing level of the SPX on each observation date will be used to determine whether the level of the SPX on such observation date equals or exceeds the initial level of the SPX. Even if the level of the SPX equals or exceeds the initial level of the SPX at some point in time on an observation date, if the closing level of the SPX on that observation date does not equal or exceed the initial level of the SPX, no interest payment will be payable in respect of your notes on the immediately following interest payment date.

Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive.

The policies of the reference sponsor concerning additions, deletions and substitutions of the stocks comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those stocks included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, the estimated cost of SunTrust hedging its obligations under the notes and certain structuring and development costs. As a result, the price, if any, at which STRH will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes will not be listed on any securities exchange or quotation system. The notes are intended to be held to maturity and secondary trading of the notes may be limited.

The notes will not be listed on any securities exchange or quotation system, and there may be little or no secondary market for the notes. The notes are intended to be held to maturity and are not intended to be short-term trading instruments. STRH may make a market in the notes, but is under no obligation to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily, and the price at which you will be able to sell your notes is likely to depend on the price, if any, that STRH is willing to pay for the notes. You may only be able to sell your notes at a price less than the amount that you paid for your notes, resulting in a loss to you. If STRH does make a market in the notes, STRH may then cease acting as a market maker at any time and if it does, it is likely that you will be unable to sell your notes.

Potential conflicts.

SunTrust and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and in connection with hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

U.S. federal income tax treatment.

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. For information regarding the U.S. federal income tax consequences of investing in a note, holders should refer to the discussion under “U.S. Federal Income Tax Summary” below.

Many economic and market factors will impact the value of the notes.

In addition to the level of the Reference Asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the notes;
•	the dividend rate on the stocks underlying the Reference Asset;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION RELATING TO THE S&P 500® INDEX (“SPX”)

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Standard and Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the sponsor of the Reference Asset.*

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from November 1, 2005 through November 1, 2010. The closing level for the SPX on November 19, 2010 was 1,199.73. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

For more information about the SPX, see “The S&P 500® Index” in the accompanying index supplement no. 1.

* “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®,” and “500®” are trademarks of Standard & Poor’s and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the SPX on any observation date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), an affiliate of SunTrust, as the agent for the sale of the notes. STRH will purchase the notes from SunTrust for distribution to selected registered broker-dealers (including our affiliate SunTrust Investment Services, Inc.) or will offer the notes directly to investors. STRH proposes to offer the notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of 1.00%, or $10.00, per $1,000 principal amount of notes. STRH may allow, and these selected dealers may re-allow, up to the full amount of the selling concession per $1,000 principal amount of notes on sales of such notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to 1.00%, or $10.00, per $1,000 principal amount of notes.

In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority (FINRA), STRH may not make sales in this offering to any discretionary account without the prior written approval of the customer.

U.S. FEDERAL INCOME TAX SUMMARY

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment. In the case of a U.S. Holder (as defined in the accompanying product supplement no. CCN-2), interest on the notes will be taxable as ordinary interest income at the time it accrues or is received, in accordance with the holder’s method of accounting for U.S. federal income tax purposes. Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the holder’s adjusted tax basis in the note. Such gain or loss will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. For a discussion of applicable backup withholding and information reporting rules, U.S. Holders should refer to “Certain U.S. Federal Income Tax Considerations” – “Backup Withholding and Information Reporting” in the product supplement no. CCN-2.

Non-U.S. Holders (as defined in the product supplement no. CCN-2) generally will not be subject to U.S. federal income or withholding tax with respect to interest paid and amounts received on the sale, exchange or retirement of the notes, provided they meet certain certification and other requirements. For additional information, Non-U.S. Holders should refer to the relevant discussions under “Certain U.S. Federal Income Tax Considerations” in the product supplement no. CCN-2, including the sections entitled “Non-U.S. Holders” and “Backup Withholding and Information Reporting.”

GENERAL

This pricing supplement relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior, unsecured debt security of SunTrust Banks, Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of the notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in the section entitled “Risk Factors” in this pricing supplement and in each of the accompanying product supplement no. CCN-2, prospectus supplement and index supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the “Issuer”, “SunTrust”, “we”, “us” and “our” are to SunTrust Banks, Inc.

Our Central Index Key, or CIK, on the SEC web site is 0000750556.

You may also obtain these documents on the SEC web site at www.sec.gov via the hyperlinks below:

•	Index Supplement No. 1 dated September 13, 2010 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312510208495/d424b2.htm

•	Product Supplement No. CCN-2 dated October 7, 2010 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312510225224/d424b2.htm

•	Prospectus Supplement dated September 10, 2010 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312510208490/d424b2.htm

•	Prospectus dated September 3, 2009 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312509186992/ds3asr.htm

You should only rely on the information contained in this pricing supplement no. 2, the accompanying index supplement no. 1, product supplement no. CCN-2, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying index supplement no. 1, product supplement no. CCN-2, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying index supplement no. 1, product supplement no. CCN-2, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted.

SunTrust Banks, Inc.

$1,514,000 Contingent Coupon

Notes Linked to the S&P 500® Index

due December 17, 2013

November 19, 2010

PRICING SUPPLEMENT NO. 2

Pricing Supplement No. 2
Investor Suitability	P-2
Terms of the Notes	P-3
Illustrative Examples	P-4
Risk Factors	P-6
Information Relating to the S&P 500® Index	P-8
Supplemental Plan of Distribution (Conflicts of Interest)	P-8
Certain U.S. Federal Income Tax Considerations	P-8
General	P-9
Index Supplement No. 1
Risk Factors	IS1-2
The S&P 500® Index	IS1-3
Other Components	IS1-7
Contingent Coupon Notes Product Supplement No. CCN-2
Notice to Investors	PS-1
Product Supplement Summary	PS-1
Risk Factors	PS-7
Pricing Supplement Overview	PS-15
Payments on the Notes	PS-16
Additional Terms of the Notes	PS-20
Certain U.S. Federal Income Tax Considerations	PS-27
Events of Default and Acceleration	PS-36
Validity of the Notes	PS-36
Series A Medium Term Notes Prospectus Supplement
About this Prospectus Supplement	S-1
Risk Factors	S-2
Description of Notes	S-10
The Depositary	S-34
Notes Offered on a Global Basis	S-36
Sponsors or Issuers and Reference Asset	S-40
Use of Proceeds and Hedging	S-40
United States Federal Taxation	S-42
ERISA Considerations	S-52
Plan of Distribution	S-54
Legal Matters	S-56
Prospectus
About this Prospectus	1
Where You Can Find More Information	1
Use of Proceeds	2
Validity of Securities	2
Experts	3

©2010 SunTrust Banks, Inc. SunTrust is a federally registered service mark of SunTrust Banks, Inc.